Exhibit 99.1

Alcon Investor Presentation at the American Academy of Ophthalmology

October 24, 2009

Alcon


Alcon

Safe Harbor Statement

This presentation, made on October 24, 2009, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 17, 2009.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.

Alcon

Agenda

- Opening Remarks – Kevin Buehler
- Discussion of Growth Drivers – Bill Barton
  - Premium IOLs
  - Surgical Equipment and Disposables
  - Glaucoma Product Portfolio
- Question and Answer Session
  - Kevin Buehler, Bill Barton, Rick Croarkin, Sabri Markabi PhD

Opening Remarks

Kevin Buehler
President and Chief Executive Officer

Alcon

Opening Remarks

- American Academy of Ophthalmology enables customer focus
  - Enables best practices and education for doctors
  - Allows Alcon to maintain close customer relationships
  - Provides open dialogue to better understand the needs of the future
- Value of eye care focus and balanced industry leadership
  - Importance of vision for quality of life
  - Clear market leader in ophthalmology
  - Attractive fundamentals and demographics
  - Product, payor and geographic diversity
- Continue to develop innovative products through R&D
  - Address unmet medical need for eye-related diseases
  - Utilize centers of excellence to bring products to market

Alcon

Research and Development Strategy

- Blend internal research with external licensing, partnerships and acquisitions
- Create novel, science-based solutions to address unmet medical needs in ophthalmology
- Target critical areas
  - Glaucoma
  - Retinal disease
  - Dry eye
  - Cataract
- Use worldwide capabilities to effectively execute global product development and registration

Alcon

Access to New Compounds and Technologies

AstraZeneca

– Exclusive ophthalmic discovery and potential development rights to AstraZeneca's compound library
– Access to multiple classes of small molecules targeting glaucoma, retinal disease, ocular allergy and dry eye
– Mutually validated targets and compounds for ophthalmology

ESBATech

– Provides access to proprietary antibody fragment technology particularly suited to treat ocular diseases
– Demonstrated ability to manufacture stable and soluble antibody fragments with drug-like characteristics
– Technology has been tested in pre-clinical and clinical settings
– Provides Alcon with platform for ongoing biologics development

Discussion of Growth Drivers

Bill Barton
Vice President, International Markets

Alcon

Product Growth Drivers

Advanced Technology IOLs

Surgical Equipment and Disposables

Glaucoma Product Portfolio

Product Growth Drivers

Advanced Technology IOLs

Surgical Equipment and Disposables

Glaucoma Product Portfolio

Advanced Technology IOLs as Source of Growth

AcrySof® IQ Toric

- Leading toric IOL with approximately 98% U.S. market share
- IQ technology enhances image quality consistent with NT-IOL class
- Entry point to advanced technology IOLs for cataract-only doctors



AcrySof® IQ Toric

AcrySof® IQ ReSTOR®

- Number one global PC-IOL
- ReSTOR® +3.0 redefines the value proposition for patients
- 95% of patients get 20/40 vision at all distances



AcrySof® IQ ReSTOR® +3.0

Substantial Improvement in Intermediate Vision



Bilateral Defocus Curve
Refraction (D)
1
0.5
0
0.5
-1
-1.5
-2
-2.5
-3
-3.5
-4
logMAR
-0.1
0
0.1
0.2
0.3
0.4
0.5
20/20
20/25
20/32
20/40
20/50
20/63
70 cm (28 in)
60 cm (20 in)
50 cm (16 in)
ReSTOR® Aspheric +3.0
ReSTOR® Aspheric +4.0

Alcon

Data on File. Alcon, Inc.

Improved Vision at All Distances

Visual Acuity Comparison of the ReSTOR® Lenses

	ReSTOR® Aspheric +3.0	ReSTOR® Aspheric +4.0
20/20 or Better	31.2%	8.4%
20/25 or Better	61.6%	21.4%
20/32 or Better	86.2%	49.6%
20/40 or Better	94.9%	71.8%
Worse than 20/40	5.1%	28.2%

Alcon

Note: Comparison of AcrySof® ReSTOR® Aspheric three months postoperatively after binocular implantation.

Data on File. Alcon, Inc.

AcrySof® IQ ReSTOR® +3.0 Drives PC-IOL Gains

U.S. PC-IOL Market Share

U.S. market share has increased 810 basis points since Q4 2008 on strength of IQ ReSTOR® +3.0



60
50
40
30
20
10
0
(shares by percentage)
47.4%
45.0%
53.1%
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Alcon
B&L
AMO

Alcon

Source: Market Scope

U.S. Cataract Surgery Opportunity

Total High Volume Surgeons Implanting Elective IOLs


3,935
Surgeons
(Ave 13)
Elective IOLs per doc
648
(Ave 70)
287
(Ave 135)
86
(Ave 315)

Percentage of Total Elective IOL Procedures by Adoption Classification


28.0%
31.7%
24.1%
16.2%

Low Adoption (0-50)
High Adoption (100-200)
Medium Adoption (50-100)
Integrated Business Model (200+)

Alcon

Source: Internal Research

Source: Internal Research

Dr. Warren Hill Discussing AcrySof® IQ Toric

ACRYSof® IQ
TORIC
ASTIGMATISM IOL

Alcon

Growth Drivers for Advanced Technology IOLs

- Clinical Performance
- Remove Additional Barriers to Adoption
- Integration of AT IOLs into Practices
- Aging Demographics

→ **Drive adoption and utilization by surgeons to achieve maximum patient benefit**

Alcon

Alcon at AAO: IOL Topics

- **AcrySof® IQ ReSTOR® +3.0: My Personal Experience with PC-IOLs**

  Sunday, October 25, 9:00am (Alcon Booth #1501)
  - Andy Shatz, M.D.

- **AcrySof® IQ ReSTOR® +3.0: Results In My First 50 Patients**

  Sunday, October 25, 12:30pm (Alcon Booth #1501)
  - Richard Mackool, M.D.

- **AcrySof® IQ Toric: Entry into Elective IOLs**

  Sunday, October 25, 3:00pm (Alcon Booth #1501)
  - Paul Ernest, M.D.

Product Growth Drivers

Advanced Technology IOLs

Surgical Equipment and Disposables

Glaucoma Product Portfolio

Alcon

U.S. Phaco Machine Share

- Alcon continues to gain share due to INFINITI®
- INFINITI® with OZil® allows for excellent patient outcomes, safety and efficiency



U.S. Cataract Equipment Shares as of Q2 2009
16%
>1%
15%
69%
AMO
Alcon
B&L
Other

Source: Quarterly Market Scope Cataract Survey

Alcon

Introduction of OZil® iP


Alcon
Anticipating every move.
Now that's smart.
INFINITI
iP
INFINITI
NEW OZil
The Power of Intelligent Phaco.
Introducing the intuitively adaptive control of NEW OZil® IP.

OZil® iP Demonstration Video

Alcon

CONSTELLATION® Value Proposition

- Differentiated from the competition
  - ULTRAVIT® vitrectomy probe
    - Operates at 5000 cuts per minute
  - Integrated IOP control
  - Improved fluidics
  - Embedded PUREPOINT® Laser
  - Benefits of the V-LOCITY®
- Key features of V-LOCITY® include:
  - Larger 17" display
  - Barcode scanner
  - Articulating tray arm
- Doctor-driven improvements have enhanced demand



Alcon

Constellation® Growth Opportunities

Competitive Goals

Conversion of ACCURUS® Installed Base

Target High Volume and High Profile Accounts

Grow Share through Competitive Conversion

U.S. Vitreoretinal Pak Shares as of Q2 2009



16%
84%
Alcon
B&L

Alcon


Surgical Lasers
WaveLight
Brought to you by
Alcon
Surgical Diagnostics

Refractive Competitive Performance

Alcon/WaveLight has gained 3 procedure share points


U.S. Procedure Share
as of Q4 2007
61%
24%
14%
1%


U.S. Procedure Share
as of Q2 2009
61%
27%
10%
2%

AMO | Alcon/WaveLight | B&L | Nidek

Alcon

Source: Quarterly Market Scope Refractive Surgeon Survey

Alcon at AAO: Equipment Topics

- **Initial Experience with New OZil® iP on the INFINITI® Vision System**

  Sunday, October 25, 10:30am (Alcon Booth #1501)

  – Armando Crema, M.D. and Ivan Ossma, M.D.

- **CONSTELLATION® Vision System: Advancements in Surgical Technology & Efficiency**

  Sunday, October 25, 9:30am (Alcon Booth #1501)

  – Timothy Murray, M.D. (Moderator), Stanislao Rizzo, M.D., Pravin Dugel, M.D. and Peter Kaiser, M.D.

- **Superior Clinical Outcomes and Practice Efficiencies with The ALLEGRETTO WAVE® Eye-Q**

  Sunday, October 25, 3:00pm (Alcon Booth #1501)

  – Paul Ernest, M.D. (Moderator), Arthur Cummings, M.D., Chas Reilly, Lt. Col., USAF, M.C., F.S.

Product Growth Drivers

Advanced Technology IOLs

Surgical Equipment and Disposables

Glaucoma Product Portfolio

Alcon

TRAVATAN® Family Glaucoma Market Success

Alcon Global Prostaglandin Market Share

TRAVATAN® Family has gained 6.5 share points following DuoTrav™ and TRAVATAN Z® launches



22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
14.6%
21.1%
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
TRAVATAN®
TRAVATAN Z®
DUOTRAV™

Alcon

Source: IMS

TRAVATAN Z® Managed Care Success

Top 12 Medicare Part D Plan Performance



50%
45%
40%
35%
30%
25%
20%
-7.4
+6.0
+1.4
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
2008
2009

Source: WK Health

Formulary Access for MPD

	Preferred	Non-preferred	Not Covered
-7.4 Lumigan	79.7%	9.9%	10.3%
+6.0 Travatan/Z	90.0%	9.3%	0.7%
+1.4 Xalatan	41.1%	45.4%	13.5%

Top 12 MPD Plans Represent

- 40% of all Travatan Z® Rx's
- 69% of all MPD lives

Alcon

AZARGA® Adds to Azopt® Growth Opportunity

Global TCAI and TCAI Combination Share

Azopt® Family has gained 11.3 share points since Q2 2005



35.2%
36%
34%
32%
30%
28%
26%
24%
22%
20%
18%
AZOPT®
AZARGA®
23.9%
Q2 05 MAT
Q2 06 MAT
Q2 07 MAT
Q2 08 MAT
Q2 09 MAT

Source: IMS

Global TCAI and TCAI Combination Rx

Azopt® makes up 59.1 percent of the TCAI category



Azopt®
TCAI Single Entity
TCAI Combinations

Source: IMS

Alcon

Brimonidine 0.15% Launched in October

- Alpha-Agonist category has annual U.S. sales in excess of $200 million
  - Brimonidine 0.15% comprises approximately 40% of prescriptions
- Alcon commenced distribution in the United States in October
- Revenue impact beginning in the fourth quarter

U.S. Alpha-Agonists Category Share

(As of July 2009)



40%
Alphagan P 0.1%
Alphagan P 0.15%
Brimonidine/Other

Alcon

Source: WK Health

Question and Answer Session

Alcon

Alcon Investor Presentation at the American Academy of Ophthalmology

October 24, 2009



Alcon

Alcon